SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________________________

FORM 11-K
____________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to ______________

____________________________________

Commission file number 1-7657
____________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, NY  10020
(646) 285 9000

Financial Statements and Supplemental Schedules

Lehman Brothers Savings Plan

Years ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

Lehman Brothers Savings Plan
Financial Statements
and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-18

Supplemental Schedules

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions	20

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	21-22

Signature

Exhibit Index

Exhibit 23.1 Consent of Independent Public Accounting Firm – Mitchell & Titus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2008 and assets (held at end of year) as of December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York
June 11, 2010

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

Assets
	December 31,
	2008	2007
	(in thousands)
Investments, at fair value	$1,022,793	$2,154,184
Participant loans	12,906	16,724
Employee contribution receivable	56	-
Employer contribution receivable	-	28,170
	1,035,755	2,199,078

Liabilities
Accrued expenses and other liabilities	292	168

Net assets available for benefits, at fair value	1,035,463	2,198,910
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	1,323	(2,714)

Net assets available for benefits	$1,036,786	$2,196,196

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
Additions:	2008	2007
Additions to net assets attributed to:	(in thousands)
Investment income:
Net realized and unrealized (depreciation)/ appreciation in fair value	$(955,343)	$28,081
Interest and dividends	44,389	87,313
Total investment (loss)/income	(910,954)	115,394

Contributions:
Participants	124,840	144,410
Employer	-	28,296
Rollovers	10,135	27,115
Total contributions	134,975	199,821

Transfers in from other Plans:
Campus Door 401(k) Plan/Townsend Analytics LTD 401(k) Plan	-	9,386
Capital Crossing Inc. 401(k) Plan	2,737	8,238
Eagle Energy Partners LLP 401(k) Plan/LightPoint Capital Mgt, LLC 401(k) Plan	-	2,605
Total transfers	2,737	20,229
Total additions	(773,242)	335,444

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(385,119)	(120,587)
Administrative fees	(1,049)	(679)
Total deductions	(386,168)	(121,266)

Net (decrease)/increase in net assets	(1,159,410)	214,178

Net assets available for benefits:

Beginning of year	2,196,196	1,982,018

End of year	$1,036,786	$2,196,196

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated from time to time thereafter, including a restatement on December 31, 2008.  Additionally, the Plan was further restated as of December 31, 2009 to take into account certain full vesting for force reductions in 2008. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively practicable following their date of employment.

The December 2008 Plan restatement revised the Plan to discontinue all further employer contributions under the Plan for Plan Years ending on or after December 31, 2008 and to permit a single individual to serve as the Committee.  The restatement also made certain changes required by legislative and regulatory changes, including changes under the Pension Protection Act of 2006. The December 2008 Plan restatement also included amendments providing for: (a) a spinoff of asset from the Capital Crossing Inc. 401(k) Plan effective August 1, 2007, and (b) mergers of each of the Townsend Analytics LTD 401(k) Plan, Campus Door 401(k) Plan, LightPoint Capital Management, LLC 401(k) Plan,  Eagle Energy Partners LLP 401(k) Plan and the Capital Crossing Inc. 401(k) Plan (as in effect after the aforesaid spinoff) into the Plan effective January 2, 2007, January 16, 2007, December 10, 2007, December 12, 2007, and September 22, 2008, respectively.  The amendments also provided past service credit, for purposes of eligibility to share in Employer Contributions and vesting, (a) to anyone employed by Townsend Analytics LTD on (i) January 1, 2007 or (ii) any applicable earlier date during 2005 or 2006 immediately preceding their transfer to the employ of the Company, (b) to anyone employed by Campus Door on (i) January 1, 2007 or (ii) any applicable earlier date during 2006 immediately preceding their transfer to the employ of the Company, (c) to anyone employed by Capital Crossing Inc. on (i) July 1, 2007 or (ii) any applicable earlier date during 2007 immediately preceding their transfer to the employ of the Company, (d) to anyone employed by LightPoint Capital Management, LLC on August 26, 2007, and (e) to anyone employed by Eagle Energy Partners LLP on (i) October 1, 2007 or (ii) any applicable earlier date on or after June 25, 2007 immediately preceding their transfer to the employ of the Company.

On September 15, 2008, Lehman and certain of its subsidiaries (the “Debtors”) filed a voluntary bankruptcy filing under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).  The Debtors’ Chapter 11 cases have been consolidated for procedural purposes only and are being administered pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure.  The Debtors are authorized to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.   On September 19, 2008, a proceeding was commenced under the Securities Investor Protection Act of 1970 (“SIPA”) with respect

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1. Description of the Plan (continued)

General (continued)

to Lehman Brothers Inc., Lehman’s wholly-owned broker-dealer subsidiary.  On September 22, 2008, Barclays Capital Inc. (“Barclays”) agreed to acquire substantially all of the U.S. operations of Lehman Brothers Inc, including hiring most of the employees. Certain employees of the Company were retained by the Debtors for purposes of winding down the estate.  In addition, employees of certain non-debtor entities such as Aurora Bank, FSB and Neuberger Berman LLC remained with Lehman.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Plan Administrator.

Records of all financial transactions involving Plan assets, including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, or effective January 1, 2008 on an after-tax Roth 401(k) basis, between one and fifty percent of eligible compensation, as defined by the Plan document. For years prior to 2008, the Company provided a discretionary Company contribution, in Lehman stock or cash, on behalf of eligible participants who had a twelve-month period of service, as defined by the Plan document, and were active employees on the last day of the Plan year. The amount of the discretionary Company contribution, if any, was determined by the Lehman Board of Directors.

For the years in which a discretionary Company contribution was made, it was allocated as follows:

1.
Participants with annual compensation below $50,000, and who were not in any position designated to be excluded from the Company contribution, received a Basic Company contribution of $500 plus 100% of the first $3,500 of their pre-tax and/or after-tax Roth 401(k) contributions.

2.
Participants with annual compensation between $50,000 and $200,000 received a Company contribution up to 100% of the first $4,000 of their pre-tax and/or after-tax Roth 401(k) contributions, only if there are funds remaining after contributions are made for the participants making less than $50,000 per year.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1. Description of the Plan (continued)

Contributions (continued)

3.	Company contributions were not made for participants with annual compensation in excess of $200,000.

For the 2008 Plan year, the Company elected not to make a Company contribution and the Plan was amended to discontinue all further Company contributions to the Plan in future Plan years.  For the 2007 Plan year, Company contributions were made in cash and were invested in accordance with the participants’ elections for their employee contributions.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation.

Unlike pre-tax contributions, after-tax Roth 401(k) contributions do not reduce a participant’s current taxable income. By making after-tax Roth 401(k) contributions, however, participants have the potential to receive a tax-free withdrawal from the Plan in the future.

The maximum elective deferral limitation amount was $15,500 for 2008 and 2007 and applies to both pre-tax or after-tax Roth 401(k) contributions or any combination thereof during the Plan year.

The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

The Plan allows Catch-Up contributions as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001.  The maximum limitation for Catch-Up contributions was $5,000 for 2008 and 2007.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions are to be invested in the available investment options offered by the Plan.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1. Description of the Plan (continued)

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals, loans and any applicable administrative fees. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax, after-tax Roth 401(k) and Catch-Up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005.  Participants shall be 100% vested in their Company contributions made for the 2005, 2006 and 2007 Plan years once they have attained three years of vesting service, as defined by the Plan document. As a result of the sale of substantially all of the U.S. operations of Lehman Brothers Inc. to Barclays, Plan participants that were hired by Barclays on September 22, 2008 were fully vested in their Company contributions as of that date.

Participant Loans

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. At December 31, 2008 and 2007, loans bore interest at rates ranging from 4.25% to 10.50% and were due at various dates through 2034. Participants that are still employed by the Company, but are not able to repay their loans through payroll deductions, are required to repay their loans through monthly payments made directly to FMTC.  Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan.  Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions.  On September 18, 2008, in connection with the sale to Barclays, the Plan was amended to permit loans to remain outstanding following termination of employment at the discretion of the Committee.  Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2008 and 2007, loan balances in default of $4,993,654 and $1,797,970, respectively, have been reported as taxable distributions to participants.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1. Description of the Plan (continued)

Payment of Benefits

Participants may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts. Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates at any point prior to death, the participant may elect to receive a full or partial distribution of his/her account balance.

In the event the participant’s account does not exceed $1,000, an immediate lump sum payment will be made automatically.  After participants attain the age of 70-1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000.

Forfeited Accounts

The balance on the forfeited non-vested participant accounts was $1,314,698 and $2,262,489 at December 31, 2008 and 2007, respectively.  The decrease in the balance is the net effect of additional forfeitures that occurred during the year, reduced by the 2007 employer’s contribution and administrative expenses paid in 2008. In 2008, there was a transaction with Barclays in which certain employees were terminated from Lehman Brothers Inc. and hired directly by Barclays. The transaction resulted in a partial plan termination.  As a result, certain unvested Company contribution balances initially deemed forfeited have been reinstated during 2010 from the forfeiture account for the impacted participants. The total amount reinstated, including principal and related earnings, totaled $1,342,537.

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2008 and 2007, the Plan was charged $1,048,697 and $678,749, respectively, for third party administrative expenses incurred during the respective years.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As required by ASC 962, Plan Accounting – Defined Contribution Pension Plan, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value.  ASC 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Refer to Note 8 for disclosure about fair value measurements.

The Plan holds synthetic guaranteed investment contracts (“GICs”) as part of the Stable Income Fund (“Stable Value Fund”), a separate account established by the Company for the exclusive benefit of Plan participants. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by State Street Bank & Trust, Bank of America N.A., ING Life Insurance & Annuity Co. and Fidelity Management Trust Company. These investment contracts are fully benefit-responsive in that they provide that the Plan participants may make withdrawals at contract value for certain permitted transactions. The portfolio of assets underlying the synthetic GICs primarily includes U.S. government and government-agency obligations and corporate obligations. The portfolio assets are held in Invesco collective trust funds, of which the Plan owns a certain number of units.

Fully benefit-responsive synthetic GICs are reported at fair value; however, contract value is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts.

In 2008 and 2007, the average yield based on annual earnings was approximately 3.80% and 5.17%, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and was 2.41% at December 31, 2008 and 5.00% at December 31, 2007.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. These events include restructurings, early retirement plans, divestitures, bankruptcies or as a result of legal, tax or regulatory changes. Certain wrap contracts in the Stable Value Fund had provisions that negate the payment of contract value following a bankruptcy filing of the Debtors.  In 2008, the issuers of three of these contracts terminated their contracts as a result of a Market Value Event pursuant to the terms of their respective contracts.  The termination resulted in a loss to the Plan of $3,577,607. Going forward, the Plan Administrator has determined it is unlikely that any such events that would limit the Plan's ability to transact at contract value with participants would occur.

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement contract could render the Plan unable to achieve its objective of maintaining a stable value contract. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payment will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”(“FSP FAS 157-4”) (codified in ASC 820). FSP FAS 157-4 provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The FSP FAS 157-4 is effective for periods ending after June 15, 2009. The adoption of FSP FAS 157–4 is not expected to have a material impact on the Plan’s financial statements.

In May 2009, the FASB issued FAS 165 “Subsequent Events” (codified in ASC 855) to account for and disclose subsequent events. FAS 165 provides the framework to determine in which period subsequent events should be recognized in the financial statements. It also requires entities to disclose the date through which subsequent events have been evaluated and the basis for that date, as well as material non-recognized subsequent events. FAS165 is effective for periods ending after June 15, 2009. The adoption of FAS 165 is not expected to have a material impact on the Plan’s financial statements.

On July 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement of Financial Accounting Standards (SFAS) No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” which is included in FASB Accounting Standards Codification (ASC) 105 “Generally Accepted Accounting Principles.” This new guidance approved the FASB ASC as the single source of authoritative nongovernmental GAAP. The FASB ASC is effective for

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the FASB ASC will be considered nonauthoritative. The ASC is a restructuring of GAAP designed to simplify access to all authoritative literature by providing a topically organized structure. The adoption of FASB ASC is not expected to have a material impact on the Plan’s financial statements

In September 2009, FASB issued ASU 2009-12 “Investments in Certain Entities that Calculate Net Asset value per Share (or its Equivalent)” to indicate that net asset value (NAV) may be used as a practical expedient in measuring the fair value of alternative investments (such as in hedge funds and private equity funds) that (1) do not have a readily determinable fair value and (2) are in entities that calculate NAV in a manner consistent with investment company accounting. The amendments also require additional disclosures regarding the nature and risks of alternative investments. ASU 2009-12 is effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 is not expected to have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued Auditing Standards Update (ASU) “Improving Disclosures about Fair Value Measurements” to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for periods beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for fiscal years beginning after December 15, 2010. The adoption of this new guidance is not expected to have a material impact on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 20% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund (50% prior to December 27, 2007). Participants can elect to change

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

3. Investments (continued)

their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis. Effective with the bankruptcy filing of the Debtors on September 15, 2008, neither future employee contributions nor fund transfers were permitted into the Lehman Brothers Stock Fund.

The following table presents the investments at fair value held by the Plan at December 31, 2008 and 2007, respectively:

Investments, at fair value
	December 31,
	2008	2007
	(in thousands)
Mutual Funds	$558,105	$1,068,026
Separate accounts	279,537	618,095
Company Stock	479	228,691
Stable Value Fund	184,492	239,370
Wrap contracts	180	-
Self-Directed Accounts	-	2
Participant loans	12,906	16,724
Total	$1,035,699	$2,170,908

The following table presents the net (depreciation)/appreciation in fair value of investments held by the Plan at December 31, 2008 and 2007, respectively:

	Years Ended December 31,
	2008	2007
	(in thousands)
Net (depreciation)/appreciation in fair value of investments:
Mutual Funds	$(733,341)	$74,463
Company Stock	(222,002)	(46,382)
Total	$(955,343)	$28,081

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

3. Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2008 and 2007, respectively:

	Fair Value at December 31,
	2008	2007
	(in thousands)
Funds:
Neuberger Berman Value Equity	254,674	618,095
Vanguard Inst Index Plus	81,227	-
Fidelity Management Trust Co.	77,323	-
Pimco Total Return Inst	53,873	-

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, Lehman has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.  In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC and Invesco during 2008 and 2007.  This qualifies FMTC and Invesco as parties in interest. Fees paid by the Plan to FMTC and Invesco for administrative and investment fees amounted to $110,525 and $204,291 and $222,602 and $240,565 for the years ended December 31, 2008 and 2007, respectively.

8. Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 – Inputs include the following:

–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

8. Fair Value Measurements (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Company stocks: Valued based on quoted market prices in the over-the-counter market.

Mutual funds: Valued at the net asset value (‘NAV’) of shares held by the Plan at year end or quoted market prices in active markets.

Separate accounts: Valued based on the NAV of the Investment Managers who manage the underlying assets. The NAV is a quoted price in a market that is not active, so they are classified within level 2 of the valuation hierarchy.

Guaranteed investment contracts: Valued based on the fair value of the underlying investments. The underlying investments are common collective trusts, valued at NAV. The NAV is a quoted price in a market that is not active, so they are classified within level 2 of the valuation hierarchy.

Wrapper contracts: Valued using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan.

Participant loans: Valued at cost, which approximates fair value.

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

8. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	(in thousands)

Company stock	$-	$479	$-	$479
Mutual funds	558,105			558,105
Separate accounts	-	279,537	-	279,537
Stable Value Fund:
Common collective trust	-	107,169	-	107,169
Wrap contracts	-	-	180	180
Money market	-	77,323	-	77,323
Loans to participants	-	-	12,906	12,906
Total assets at fair value	$558,105	$464,508	$13,086	$1,035,699

Level 3 Assets

The table below sets forth a summary of changes in the fair value of Level 3 assets for the year ended December 31, 2008.

	Participant Loans	Wrapper Contracts
	(in thousands)

Balance, beginning of year	$16,724	$-
Realized and unrealized gains/(losses)	-	180
Purchases, sales, issuances, and settlements (net)	(3,818)	-
Balance, end of year	$12,906	$180

Lehman Brothers Savings Plan

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to the Form 5500:

2008
(in thousands)

Net assets available for benefits per the financial statements	$1,036,786
Amounts allocated to withdrawing participants	(1,413)
Net assets available for benefits per the Form 5500	$1,035,373

The accompanying financial statements present fully benefit-responsive investment contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

2008
(in thousands)

Benefits paid to participants per the financial statements	$385,119
Add: Amounts allocated to withdrawing participants at December 31, 2008	1,413
Benefits paid to participants per the Form 5500	$386,532

10. Subsequent Events

In November 2009, the Plan Administrator elected to replace the Stable Value Fund with Vanguard’s Prime Money Market Fund (the “Money Market Fund”).  Participant account balances were mapped from the Stable Value Fund to the Money Market Fund effective November 30, 2009.

In May 2009, Neuberger Berman LLC (“Neuberger”) began operating independently from the Debtors.  It was determined that effective January 1, 2010, Neuberger would sponsor its own 401(k) Savings Plan.  Participant account balances from the Plan for employees of Neuberger who were active on January 1, 2010 or who had terminated from Neuberger prior to this date but who had balances in the Neuberger Berman Value Equity Fund, were transferred to the new Neuberger Plan on January 1, 2010.

Supplemental Schedules

EIN: 13-3216325 Plan: 003 Lehman Brothers Savings Plan Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions For the year ended December 31, 2008
Participant Contributions Transferred Late to Plan (in thousands)	Total that Constitute Nonexempt Prohibited Transactions (in thousands)
$ 2,157	$ 2,157

EIN: 13-3216325
Plan: 003
Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
	Stable Value Funds:
*	IGT Invesco Multi-Mgr Short-term Bond Fund	Common collective trust		$ 43,510,740
		Wrapper Contract #05-034 (Issuer – Bank of America) – 01/15/2009		115,950
*	IGT Invesco Multi-Mgr Short-term Bond Fund	Common collective trust		27,373,163
		Wrapper Contract #60118 (Issuer – ING) – 01/15/2009		24,345
*	IGT Invesco Multi-Mgr Intermediate Gov/Credit Fund	Common collective trust		36,284,537
		Wrapper Contract #105019 (Issuer – State Street)		39,412
*	Fidelity Management Trust Company	Money Market		77,323,455
				184,671,602
	Company Stock:
*	Lehman Brothers Common Stock	Common Stock		478,850

	Mutual Funds:
*	Fidelity Capital and Income	Mutual Fund		19
*	Fidelity Select Biotech	Mutual Fund		5,555,623
*	Fidelity Select Healthcare	Mutual Fund		6,597,528
*	Fidelity Select Technology	Mutual Fund		5,414,150
*	Fidelity Select Telecomm	Mutual Fund		2,059,126
*	Fidelity Asset Manager	Mutual Fund		14,462,525
*	Fidelity Large-Cap Stock	Mutual Fund		43,121,321
*	Fidelity Freedom 2010	Mutual Fund		3,237,354
*	Fidelity Freedom 2020	Mutual Fund		5,565,757
*	Fidelity Freedom 2030	Mutual Fund		8,097,232
*	Fidelity US Bond Index	Mutual Fund		35,037,609
*	Fidelity Freedom 2040	Mutual Fund		7,974,368
*	Fidelity Freedom 2015	Mutual Fund		692,903
*	Fidelity Freedom 2025	Mutual Fund		1,155,750
*	Fidelity Freedom 2035	Mutual Fund		1,364,145
*	Fidelity Freedom 2045	Mutual Fund		1,107,051
*	Fidelity Freedom 2050	Mutual Fund		715,224

EIN: 13-3216325
Plan: 003
Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Fidelity Diversified Intl K	Mutual Fund		48,634,079
*	Fidelity Low Priced Stock K	Mutual Fund		19,074,580
	Allianz Emerging Co Is	Mutual Fund		4,830,742
	Vanguard Total Stock Market SIG	Mutual Fund		13,094,553
	Hartford Cap App IA	Mutual Fund		15,570,463
	TRP Mid Cap Value	Mutual Fund		18,518,079
*	Neuberger Berman High Inc Bond Inv	Mutual Fund		30,052,916
	Century SM Cap	Mutual Fund		6,366,856
	Pimco Total Return Inst	Mutual Fund		53,873,157
*	Neuberger Berman Partners Inst	Mutual Fund		23,781,658
*	Neuberger Berman Socially Resp I	Mutual Fund		3,805,701
*	Neuberger Berman International IS	Mutual Fund		16,222,031
	Vanguard Inst Index Plus	Mutual Fund		81,226,549
*	Neuberger Berman Genesis – Inst CL	Mutual Fund		39,003,651
	AF Cap World G&I R5	Mutual Fund		20,637,976
	MFS Value Inst	Mutual Fund		7,498,277
	TMPL Dev Mkts Adv	Mutual Fund		13,755,749
				558,104,702
	Separate Accounts:
*	Neuberger Berman Value Equity	Separate Account		254,674,307
	Times SQ Midcap Grth	Separate Account		24,863,185
				279,537,492

*	Participant Loans	Interest rates range from 4.25% to 10.50%		12,906,185

				$ 1,035,698,831
*	Party-in-interest to the Plan
**	Cost not disclosed as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEHMAN BROTHERS SAVINGS PLAN

By: /s/ Wendy M. Uvino
   Wendy M. Uvino
   Chairperson
   Lehman Brothers Holdings Inc.
   Employee Benefit Plans Committee

June 11, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm – Mitchell & Titus LLP